UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2014

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$15 MILLION FOR SECOND QUARTER 2014

Santiago, Chile, August 12, 2014 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ended June 30, 2014. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.23 per USD.

HIGHLIGHTS

•	LATAM Airlines Group reported operating income of US$15.4 million with an operating margin of 0.5% for second quarter 2014, representing a decrease of 0.8 percentage points as compared to the second quarter 2013. Results this quarter were negatively affected by reduced passenger and cargo demand during the FIFA World Cup soccer tournament held in Brazil, as well as by very week seed exports in the cargo business.

•	The Company was highly successful in managing the extremely complex operations during the World Cup in Brazil. We are very satisfied with our performance during this challenging period, where we transported almost 3 million passengers in the domestic markets with more than 1.100 extra domestic and international flights, maintaining excellent service standards for our customers, which resulted in an on-time performance of 95%.

•	In advance of the World Cup, TAM reduced capacity by 5.1% for the month of June, period during which most of the soccer tournament was held. This allowed us to operate with high load factors during a month in which traffic decreased by 5.2% as compared to the same period in 2013. Decreased traffic during the World Cup period was a result of reduced corporate travel due to 12 holidays in Brazil, as well as a reduction in domestic and international leisure demand during the winter holidays, which are usually a period of high seasonal demand. We estimate the impact of the World Cup on LATAM’S operating margin – in both domestic and international operations—to be approximately between US$ 140 million and US$160 million during June and July, of which approximately US$30 million impacted the month of June, with a higher impact during the month of July.

•	“The significant infrastructure investments in Brazil prior to the World Cup, especially in airports, will have a lasting and very positive impact on the continued development of the airline industry in Brazil,” said Enrique Cueto, CEO of LATAM Airlines Group. “TAM’s move to Terminal 3 at Guarulhos Airport and to Pier 2 at the Brasilia airport will enable us to continue improving connectivity through our hubs, and increasing on time performance.”

•	LATAM continues to rationalize capacity in both passenger and cargo operations with reductions of 1.5% and 7.5%, respectively during the second quarter 2014 as compared to the same period of the previous year. Passenger load factors continue to increase in all markets, reaching record levels at 82.4% and driving higher RASK.

•	During the second quarter 2014, LATAM adjusted the exchange rate for its cash held in Bolivares in Venezuela to the “SICAD I” exchange rate, recognizing a one-time non-operating charge of US$56.3 million. In order to continue serving Venezuela, the Company has been adjusting the number of frequencies since the first quarter of 2014, resulting in a decrease of 44% in ASKs in the second quarter of 2014 as compared to the same period 2013.

•	LATAM Airlines Group’s net loss reached US$58.9 million for second quarter 2014, compared to a net loss of US$329.8 million for the same period 2013.

•	LATAM has successfully restructured its balance sheet and has a solid financial position, having reduced its net debt by US$1.8 billion in the last twelve months. Additionally, LATAM has continued to reduce its exposure to the Brazilian real on TAM’s balance sheet from US$2.0 billion on December 31, 2013 to US$1.0 billion on June 30, 2014, and expects to reduce this exposure to approximately US$0.5 billion by September 2014.

•	LAN and TAM Airlines, members of LATAM Airlines Group, have been recognized as the “Best Airlines in South America” in first and second places respectively by the SkyTrax World Airline Awards. The awards are considered the global barometer for customer satisfaction within the industry, thanks to their exclusive reliance on the opinion of passengers. We are very proud that LAN and TAM have once more been recognized as the best airlines in our region.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2014 RESULTS

“In a context where increased competition and a weaker macroeconomic scenario in South America have put significant pressure on the industry, LATAM is the best positioned airline to respond to these deteriorated conditions,” said Enrique Cueto, LATAM’s CEO. “Our Company has more flexibility and a proven track record of acting quickly to adapt our business to economic challenges. We will continue our commitment to sustained profitability and superior returns by focusing on cost discipline, while adjusting our fleet and developing our network.”

Despite the weaker macroeconomic scenario in Latin America and a very competitive environment in passenger and cargo operations, our solid business model allowed us to deliver positive operating results this quarter. The Company continues to strengthen its operations and to deliver superior customer service, while we continue developing the leading airline in the region.

During the second quarter 2014, LATAM Airlines Group continues to rationalize capacity in our different markets. This has already resulted in increased revenues per ASK, which are offset in part by higher unit costs as we adapt our cost structure to a smaller operation. The Company has also developed a deeper focus on costs as we evaluate various cost and efficiency initiatives.

In this regard, one of the most important initiatives we are currently undertaking is the restructuring of our fleet plan, where we are phasing out 39 aircraft over a two-year period—mainly less efficient models—and allocating aircraft best suited to each one of our markets. As of June 30, 2014, our restructuring plan is on track, having already phased out five Boeing B737 aircraft and additionally redelivered seven Airbus A330 aircraft, two Dash Q-400 aircraft, one Airbus A340 aircraft and one Boeing 767 freighter aircraft during the first half of 2014. Aircraft deliveries have been of new, more efficient models, such as Airbus A321, of which we received four aircraft during the second quarter of the year, and Boeing 787 aircraft of which we received our sixth aircraft in the month of June. The delivered aircrafts represent savings of more than 10% in unit costs as compared to the current models, underlying the competitive benefits in moving towards these new technologies.

Furthermore, beginning in August, five of the Company’s existing routes will gradually begin to be operated by the Boeing 787 aircraft. The change in product will modernize service from Santiago, Chile to Miami, Punta Cana (Dominican Republic), Cancun, Mexico City and Sao Paulo, Guarulhos (Brazil). In addition to having the Boeing 787 operating on five more destinations in the LAN network, the Company also plans to reinstate the aircraft on flights to and from Los Angeles.

Additionally, in order to provide our passengers with a better product on international routes prior to the arrival of the Airbus A350 aircraft –the first one expected for December 2015-, the Company will begin the process of retrofitting the cabins of the Boeing 777 aircraft operated by TAM, to include full flat business class seats and have a more appealing product for our corporate passenger on routes to the United States. The aircraft retrofit will start in August 2014 and we expect the first aircraft with the new cabins to be operating in November 2014.

This quarter was marked by the beginning of the FIFA World Cup soccer tournament that took place in Brazil in June and July 2014. The event was played in 12 different host cities, relying significantly on air travel and resulting in a highly complex operation during this period as a result of the large number of passengers who travelled to these cities on specific dates. To better comply with our clients’ requirements during the event, the Company prepared a contingency plan, involving backup aircraft, more than 1,100 extra domestic and international flights, reinforcement of people in our staff and special training for employees, among other measures. We are very satisfied to see that these measures allowed us to have a successful operation, where we transported almost 3 million passengers in the domestic market, with a load factor of 80.5%, and where we were able to maintain a superior service standard for our customers, which resulted in an on-time performance of 95%. Infrastructure and services reached over 80% approval rate, according to a survey conducted by the Brazilian Ministry of Tourism in partnership with the Foundation Institute of Economic Research (FIPE). Despite the negative impact on our results, affecting corporate and leisure demand to, from and within Brazil especially during the high season month of July, we are very satisfied to have succeeded in providing a customer-focused operation during this globally high profile and visible event.

A lasting and very positive benefit of the FIFA World Cup is that it brought significant infrastructure investments in Brazil, especially in airports, including Guarulhos airport in Sao Paulo, where we are building our main hub for regional and long haul traffic in South America. The new Terminal 3 at this airport -with capacity for twelve million additional passengers and modern facilities- was opened in June, ahead of the World Cup, and we expect to move all of our international operations to that new terminal in September 2014. Our new itineraries will also be effective with the change, offering a much better product for corporate passengers, with connecting times of only 1.5 to 2 hours as compared to the current 4 to 5 hours in flights connecting through Guarulhos. This will be a key milestone in our international operations.

Total revenues in the second quarter 2014 reached US$3,047.7 million compared to US$3,098.9 million in second quarter 2013. The decrease of 1.7% is a result of a 12.7% decrease in cargo revenues, partially offset by a 0.3% and 2.8% increase in passenger and other revenues, respectively. These variations include the negative impact of the 7.9% average depreciation of the Brazilian real in the second quarter 2014 as compared to the second quarter 2013 on revenues denominated in that currency. Passenger and cargo revenues accounted for 82.9% and 13.9% of total revenues, respectively, in second quarter 2014.

Passenger revenues increased 0.3% during the quarter, despite the 1.5% decrease in capacity, driven by an increase of 2.6% in passenger traffic, partially offset by a decrease of 2.3% in yields. Capacity decreased in the quarter on international and domestic Brazil routes, continuing with the trend seen in previous quarters and additionally reflecting capacity adjustments that took place during June prior to the World Cup soccer tournament in Brazil. Passenger load factor reached a very healthy 82.4% in the quarter, 3.3 percentage points higher than the same period in 2013. Overall, RASK increased by 1.8% when compared to the second quarter 2013.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below.

	For the three month period ended June 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	2014	% Change	2014	% Change	2014	% Change
Bussines Unit
Domestic SSC	8.9	-3.9%	4,750	0.6%	77.1%	2,3	pp
Domestic Brazil	9.1	2.9%*	10,283	-2.5%	80.6%	2,9	pp
International	7.6	1.1%	15,928	-1.4%	85.2%	3,9	pp

Total	8.2	1.8%	30,961	-1.5%	82.4%	3,3	pp

*	RASK in the domestic Brazil increased 12.9% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the second quarter 2014, the domestic operations in the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) grew at a slower pace than previous quarters, with passenger traffic increasing by 3.6%, while passenger capacity as measured in ASKs slightly grew by 0.6%. This led to load factors of 77.1%, 2.3 percentage points higher than the same period 2013. Nevertheless, yields in the domestic markets continue to be under pressure due to the slowdown in economic activity in some of our markets, especially Chile, and the depreciation of local currencies: 14.4% depreciation of the Chilean peso and 53.8% depreciation of the Argentinian peso as compared to the second quarter 2013. This has resulted in a 3.9% decline in revenue per ASK as compared to the second quarter of 2013.

In the domestic Brazil passenger operations, TAM reduced capacity by 2.5% in the quarter as compared to same quarter 2013. This capacity reduction was mainly driven by a decrease of 5.1% in ASKs in the domestic Brazilian market during the month of June, when the World Cup soccer tournament began, affecting demand on certain domestic routes, which the Company anticipated. Despite this capacity decrease, TAM was able to stimulate passenger traffic as measured in RPKs by 1.0% during the quarter, allowing for continued improvement in load factors to 80.6%, which represents an increase of 2.9 percentage points as compared to the already healthy levels we had in the second quarter of 2013. The World Cup implied pressures on yields during the month of June, mainly resulting from very low corporate demand during the event. Nevertheless, yields in BRL continue to increase as compared to the second quarter 2013. As a result we continue to significantly increase our revenues per ASK, which increased by 12.9% in the quarter as measured in BRL as compared to the same quarter 2013. As a result, and together with continued efficiency initiatives in this market, we continue to experience substantial improvements in our financial results in the Brazilian domestic operations. Also, we continue to be the leaders in the corporate segment, with 33.7% market share in the six month period ended June 2014.

During the second quarter 2014, LATAM Airlines Group continued to rationalize passenger capacity on international routes, responding to a challenging competitive environment as well as continued weak European markets. International passenger capacity measured in ASKs decreased by 1.4% in the quarter, while traffic increased by 3.4% resulting in a healthy load factor of 85.2%, a 3.9 percentage point increase as compared to the second quarter of 2013. Yields were under pressure as a result of increased competition from international carriers flying to South America —especially from the United States—lower international passenger demand in Argentina as a result of the devaluation of the Argentinian peso, and the decrease in corporate demand in June resulting from the World Cup. Nevertheless, revenues per ASK increased by 1.1% as compared to the second quarter of 2013.

Cargo revenues decreased by 12.7% during second quarter of 2014 as we reduced capacity by 7.5% and unit revenue declined by 5.5%, mainly due to a 6.9% decline in yields, as cargo trends continue to be weak and competitive pressures from regional and international cargo carriers persist. The most significant impact affecting the cargo business during the second quarter 2014 were very weak seed exports, which resulted in a decline of almost 70% in tons of seed transported in April 2014 as compared to April 2013, and in US$18 million less revenues during the same period.

The Company continues with a rational and disciplined approach toward freighter capacity utilization, while focused on maximizing the belly utilization of the Company’s passenger fleet. The decrease in cargo capacity resulted in part from the redelivery of one Boeing 767F in the first quarter of 2014. As a result, cargo load factors increased by 0.9 percentage points, reaching 59.5% in the quarter.

Other revenues increased by 2.8%, amounting to US$94.8 million during the second quarter 2014. This result is mainly explained by increased revenues from Multiplus resulting from more breakage and non-air redemptions.

Total operating expenses in the second quarter 2014 reached US$3,032.4 million, a 0.9% reduction as compared to operating expenses in the second quarter of 2013. Costs were negatively impacted by a 5.4% increase in the average fuel price paid per gallon (including hedge), resulting in an increase of 3.5% in cost per ASK equivalent (including net financial expenses). Excluding fuel, cost per ASK equivalent showed an increase of 3.3%, resulting from the 3.8% decrease in ASK-equivalents, as we rationalize our international operations, Brazil domestic operations and cargo operations. Certain cost lines denominated in local currencies were positively impacted by the 7.9% depreciation of the Brazilian real during the quarter. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 3.7% driven by the 0.9% decrease in average headcount in the quarter, and the effect of the depreciation of the Brazilian real and Chilean peso, in wages denominated in those currencies.

•	Fuel costs remained flat, as a result of a decrease of 5.2% in fuel gallons consumed, resulting from the 3.8% decrease in ASK-equivalents and an increasingly fuel efficient fleet, partially offset by an increase of 5.2% in the average fuel price per gallon (excluding hedge). In addition, the Company recognized a US$1.2 million fuel hedge loss, compared to a US$0.5 million fuel hedge gain in the second quarter of 2013 and a US$6.3 million charge related to compensations for foreign currency hedge contracts.

•	Commissions to agents increased by 15.5% mainly as a result of higher incentives payments at LAN and TAM in Brazil.

•	Depreciation and amortization decreased by 1.4% as a result of the sale of 11 aircraft during the last 12 months, partially offset by the incorporation of 12 aircraft under financial leases in the same period.

•	Other rental and landing fees decreased by 0.2% mainly due to a decrease in handling costs, partially offset by higher aeronautical rates.

•	Passenger service expenses decreased by 14.9%, despite the 1.5% increase in passengers transported, mainly due to a decrease in variable service costs and passenger compensations.

•	Aircraft rentals increased 43.7%, due mainly to the sale and leaseback of 10 Airbus A330 aircraft in June 2013. Although the Company has fewer leased aircraft, the new aircraft under operating leases include larger and more expensive models (i.e. Boeing 787s), while returned aircraft have mainly been older and smaller models(i.e. Airbus A319, Boeing 737, Dash aircraft).

•	Maintenance expenses decreased by 21.9% mainly as a result of the fleet renewal initiatives and a reduced operation.

•	Other operating expenses decreased 3.1% mainly due to lower marketing and advertising expenses.

Non-operating results

•	Interest income increased from US$9.9 million in second quarter 2013 to US$25.7 million in second quarter 2014, due to a higher cash balance during the quarter and higher profitability, resulting from a different currency mix and higher market interest rates.

•	Interest expense decreased from US$116.3 million in second quarter 2013 to US$113.0 million in same quarter 2014, mainly due to a lower debt, which was partially offset by a higher average interest rate resulting in part from the securitized bond issued in November 2013

•	Under Other income (expense), the Company recorded a US$33.5 million gain compared to a US$386.6 million loss in the second quarter of 2013, positively impacted by foreign exchange gains resulting mainly from the 2.7% appreciation of the Brazilian real between April 1, 2014 and June 30, 2014, , which amounted to US$103.5 million. This was partially offset by the recognition of a one-time charge of US$56.3 million related to the adjustment in the exchange rate of cash held in Venezuela. Other income (expense) for the second quarter of 2013 included a foreign exchange loss of US$361 million resulting from the 10.4% depreciation of the Brazilian real between April 1, 2013 and June 30, 2013.

FINANCING AND LIQUIDITY

We have successfully restructured our balance sheet, significantly improving our leverage and liquidity ratios. As of June 30, 2014, our leverage ratio (measured as adjusted net debt / EBITDAR) was 5.0x and our cash liquidity position was approximately 13.1% of last twelve months revenues. Our target for the long term is to have a leverage ratio of 3.5x to 4.0x and maintain our cash liquidity position at approximately 15%.

At the end of the second quarter 2014, LATAM reported US$ 1,696.0 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of June 30, 2014, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$858 million, US$610 million of which were funded directly by LATAM. Furthermore, as of June 2014, LATAM Airlines Group had US$210 million in committed credit lines with Chilean and international banks.

During the second quarter 2014, the Company continued reducing its short term debt obligations.

During July, LATAM Airlines accepted the proposal of the Government of Venezuela in regard to the repatriation of funds equivalent to the total amount pending repatriation for fiscal year 2013 for all carriers of the group. The total amount involved is approximately VEF $930 million, which will be rendered per the payment plan proposed by the Government of Venezuela. This cash was recognized in our balance sheet at CADIVI exchange rate (VEF/US = 6.3), whereas the agreement considers an exchange rate of SICAD 1. Therefore, during the second quarter of 2014, we have recognized a one-time non-operating charge related to the write-off of our cash in the amount of US$56.3 million.

One of the objectives of LATAM Airlines Group is to reduce the volatility in the financial results and on the cash flow caused by external factors such as foreign exchange rate and fuel price fluctuations. In order to mitigate the impact of exchange rate variations as a result of the imbalance of TAM’s balance sheet accounts between assets denominated in Brazilian reais and liabilities denominated in US dollars, LATAM is in the process of transferring the TAM aircraft and its related debt to the LATAM balance sheet, which has the US dollar as its functional currency. As of June 30, 2014, LATAM has reduced the exposure to the Brazilian real on TAM’s balance sheet to US$1.0 billion, and expects to reduce this exposure to approximately US$0.5 billion by September 2014.

The volatility caused by exchange rate variations on the cash flows of TAM are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group. In addition, the company has in place a hedging program to partially mitigate the impact of exchange rate variations on the net Brazilian reais exposure of TAM’s cash flows. The company has hedged most of its estimated total net Brazilian real monthly exposure for 2014 through foreign exchange swaps at an average rate of BRL/USD 2.37 for 2014 balance.

In relation to the fuel exposure, all hedging activities are defined by LATAM Airlines Group. The Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. LATAM has hedged approximately 44% of its estimated fuel consumption for the third quarter of 2014, 45% of its average estimated fuel consumption for the fourth quarter of 2014, and 10% of its average estimated fuel consumption for first quarter 2015. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for Brent and Jet Fuel.

LATAM FLEET PLAN

During the second quarter of 2014, LATAM received 4 Airbus A321 aircraft, 1 Airbus A320 aircraft and 1 Boeing 787 aircraft. The Company also returned 4 Airbus A320 aircraft, 3 Boeing 737 aircraft, 7 Airbus A330 aircraft, 2 Boeing 767 aircraft and 1 Dash Q400 aircraft.

Consistent with the Company’s fleet restructuring plan, during 2014 we expect to phase out all of our remaining Q400, and A340-500s, and will also redeliver one of 3 remaining A340-300s.

After this restructuring the company will no longer have turboprop aircraft operating in Colombia and will reduce the number of operating models in its long haul business to Boeing 767s, Boeing 777s, Boeing 787s and Airbus A350 (due to be received starting fourth quarter 2015).

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

	At year end	2013	2014	2015
Passenger Aircraft
Dash 8-200		7	7	2
Dash 8-Q400		3	0	0
Boeing 737-700		5	0	0
Airbus A319-100		54	51	48
Airbus A320-200		160	159	156
Airbus A321-200		10	21	36
Airbus A330-200		20	13	4
Boeing 767-300		43	38	38
Airbus A340-300/500		6	3	0
Airbus A350-900		0	0	1
Boeing 777-300 ER		10	10	10
Boeing 787-8/-9		5	10	17
TOTAL		323	312	312

Cargo Aircraft
Boeing 777-200F		4	4	4
Boeing 767-300F		12	11	10

TOTAL		16	15	14

TOTAL FLEET		339	327	326

Total Fleet Commitments (US$ millions)		1,953	1,199	1,894

GUIDANCE

The company revised downwards the guidance for operating margin to approximately 4% and 5%, as compared to our previous guidance between 6% and 8%. The main driver of this downward is the negative impact of the World Cup tournament, as well as a weaker macroeconomic scenario in Latin America, including slower GDP growth trends and weaker currencies various countries. LATAM has managed this challenging environment by reducing capacity growth in most markets, especially on routes in LATAM’s Spanish Speaking countries.

LATAM expects total passenger ASKs to decline between 2% and 0% for full year 2014. International passenger ASKs for full year 2014 is expected to decrease between 3% and 1%. TAM’s domestic passenger ASKs in the Brazilian market is expected to decline between 2% and 0% in 2014. ASKs in Spanish-speaking countries are now expected to increase by approximately 3% to 5%.

Regarding cargo operations, LATAM expects cargo ATKs to decrease between 5% and 3% for full year 2014, driven by the rationalization of our cargo operations.

These variations assume an average exchange rate of approximately BRL/USD 2.34 and jet fuel price of US$ 120 per barrel for full year 2014.

2014 - 2013
ASK Growth (Passenger)	Total Network		-2% / 0%
	International (Long Haul & Regional)		-3% / -1%
	Brazil Domestic		-2% / 0%
	SSC Domestic		3% / 5%

ATK Growth (Cargo)			-5% / -3%

Operating Margin		(FY 2014)	~4% / 5%

Average Exchange rate (BRL/USD)		(FY 2014)	2.34

Jet Fuel Price (US$ per barrel)		(FY 2014)	120

*****

LATAM has filed today its quarterly financial statements as at June 30, 2104 with the Superintendencia de Valores y Seguros of Chile and with the Comissão de Valores Mobiliários of Brazil. These financial statements are and will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 134 destinations in 22 countries and cargo services to about 143 destinations in 27 countries, with a fleet of 338 aircraft. In total, LATAM Airlines Group S.A. has more than 53.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2014

	For the three month period ended June 30
	2014	2013	% Change
REVENUE
Passenger	2,527,960	2,520,129	0.3%
Cargo	424,934	486,527	-12.7%
Other	94,834	92,255	2.8%

TOTAL OPERATING REVENUE	3,047,728	3,098,911	-1.7%

EXPENSES
Wages and Benefits	-616,565	-639,973	-3.7%
Aircraft Fuel	-1,027,100	-1,027,596	0.0%
Commissions to Agents	-103,091	-89,244	15.5%
Depreciation and Amortization	-247,439	-250,944	-1.4%
Other Rental and Landing Fees	-339,126	-339,692	-0.2%
Passenger Services	-73,109	-85,919	-14.9%
Aircraft Rentals	-133,205	-92,713	43.7%
Aircraft Maintenance	-100,709	-128,969	-21.9%
Other Operating Expenses	-392,023	-404,501	-3.1%

TOTAL OPERATING EXPENSES	-3,032,367	-3,059,551	-0.9%

OPERATING INCOME	15,361	39,360	-61.0%

Operating Margin	0.5%	1.3%	-0.8	pp

Interest Income	25,708	9,921	159.1%
Interest Expense	-113,034	-116,251	-2.8%
Other Income (Expense)	33,469	-386,570	-108.7%

INCOME BEFORE TAXES AND MINORITY INTEREST	-38,496	-453,540	-91.5%
Income Taxes	-16,432	130,695	-112.6%

INCOME BEFORE MINORITY INTEREST	-54,928	-322,845	-83.0%

Attributable to:
Shareholders	-58,910	-329,830	-82.1%
Minority Interest	3,982	6,985	-43.0%

NET INCOME	-58,910	-329,830	-82.1%

Net Margin	-1.9%	-10.6%	8.7	pp

Effective Tax Rate	-38.7%	28.4%	-67.1	pp

EBITDA	262,800	290,304	-9.5%
EBITDA Margin	8.6%	9.4%	-0.7	pp.

EBITDAR	396,005	383,017	3.4%
EBITDAR Margin	13.0%	12.4%	0.6	pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six month period ended June

	For the six month period ended June 30
	2014	2013	% Change
REVENUE
Passenger	5,216,571	5,391,507	-3.2%
Cargo	845,644	946,921	-10.7%
Other	162,948	169,450	-3.8%

TOTAL OPERATING REVENUE	6,225,163	6,507,878	-4.3%

EXPENSES
Wages and Benefits	-1,216,333	-1,257,343	-3.3%
Aircraft Fuel	-2,107,284	-2,272,751	-7.3%
Commissions to Agents	-208,631	-179,433	16.3%
Depreciation and Amortization	-493,029	-541,837	-9.0%
Other Rental and Landing Fees	-663,197	-698,756	-5.1%
Passenger Services	-148,926	-170,438	-12.6%
Aircraft Rentals	-261,073	-199,213	31.1%
Aircraft Maintenance	-231,040	-237,352	-2.7%
Other Operating Expenses	-767,668	-797,194	-3.7%

TOTAL OPERATING EXPENSES	-6,097,181	-6,354,317	-4.0%

OPERATING INCOME	127,982	153,561	-16.7%

Operating Margin	2.1%	2.4%	-0.3	pp

Interest Income	45,249	39,748	13.8%
Interest Expense	-244,418	-226,426	7.9%
Other Income (Expense)	6,166	-349,068	-101.8%

INCOME BEFORE TAXES AND MINORITY INTEREST	-65,020	-382,185	-83.0%
Income Taxes	-28,891	97,822	-129.5%

INCOME BEFORE MINORITY INTEREST	-93,911	-284,363	-67.0%

Attributable to:
Shareholders	-100,243	-287,085	-65.1%
Minority Interest	6,332	2,722	132.6%

NET INCOME	-100,243	-287,085	-65.1%

Net Margin	-1.6%	-4.4%	2.8	pp

Effective Tax Rate	-40.5%	25.4%	-65.9	pp

EBITDA	621,011	695,398	-10.7%
EBITDA Margin	10.0%	10.7%	-0.7	pp.

EBITDAR	882,084	894,611	-1.4%
EBITDAR Margin	14.2%	13.7%	0.4	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the 6 month period ended
	June				June
	2014	2013	% Change		2014	2013	% Change
System
ASKs-equivalent (millions)	49,519	51,500	-3.8%		101,683	106,504	-4.5%
RPKs-equivalent (millions)	36,569	36,637	-0.2%		75,084	75,490	-0.5%
Overall Load Factor (based on ASK-equivalent)%	73.8%	71.1%	2.7	pp	73.8%	70.9%	3.0	pp
Break-Even Load Factor (based on ASK-equivalent)%	75.6%	72.7%	2.9	pp	75.2%	67.0%	8.2	pp
Yield based on RPK-equiv (US Cent)	8.1	8.2	-1.6%		8.1	8.4	-3.8%
Operating Revenues per ASK-equiv (US Cent)	6.0	5.8	2.1%		6.0	6.0	0.2%
Costs per ASK-equivalent (US Cent)	6.4	6.2	3.5%		6.3	6.2	1.0%
Fuel Gallons Consumed (millions)	292	308	-5.2%		601	638	-5.7%
Average Trip Length (thousands km)	1.6	1.6	1.1%		1.6	1.6	-0.3%
Total Number of Employees (end of period)	53,217	52,694	1.0%		53,217	52,694	1.0%

Passenger
ASKs (millions)	30,961	31,426	-1.5%		63,887	65,829	-2.9%
RPKs (millions)	25,519	24,861	2.6%		52,748	52,152	1.1%
Passengers Transported (thousands)	15,816	15,579	1.5%		32,649	32,192	1.4%
Load Factor (based on ASKs) %	82.4%	79.1%	3.3	pp	82.6%	79.2%	3.3	pp
Yield based on RPKs (US Cents)	9.9	10.1	-2.3%		9.9	10.3	-4.3%
Revenues per ASK (US cents)	8.2	8.0	1.8%		8.2	8.2	-0.3%

Cargo
ATKs (millions)	1,763	1,907	-7.5%		3,591	3,864	-7.1%
RTKs (millions)	1,050	1,119	-6.2%		2,122	2,217	-4.3%
Tons Transported (thousands)	270	290	-6.8%		543	620	-12.4%
Load Factor (based on ATKs) %	59.5%	58.7%	0.9	pp	59.1%	57.4%	1.7	pp
Yield based on RTKs (US Cents)	40.5	43.5	-6.9%		39.0	42.7	-8.7%
Revenues per ATK (US Cents)	24.1	25.5	-5.5%		23.0	24.5	-5.9%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30 2014	As of December 31 2013
Assets:
Cash, and cash equivalents	1,105,789	1,984,903
Other financial assets	660,058	709,944
Other non-financial assets	295,591	335,617
Trade and other accounts receivable	1,467,427	1,633,094
Accounts receivable from related entities	397	628
Inventories	253,931	231,028
Tax assets	101,372	81,890
Non-current assets and disposal groups held for sale	2,542	2,445
Total current assets	3,887,107	4,979,549

Property and equipment	10,675,270	10,982,786
Goodwill	3,956,638	3,727,605
Intangible assets other than goodwill	2,223,903	2,093,308
Other non-current assets	944,285	847,898
Total non-current assets	17,800,096	17,651,597

Total assets	21,687,203	22,631,146

Liabilities and shareholders’ equity:

Other financial liabilities	1,522,347	2,039,787
Trade and other accounts payables	1,609,260	1,557,736
Tax liabilities	415	505
Other non-financial liabilities	2,814,076	2,911,079
Total current liabilities	5,946,098	6,509,107

Other financial liabilities	7,193,924	7,859,985
Accounts payable	814,655	922,887
Other provisions	1,160,027	1,122,247
Deferred tax liabilities	798,487	767,228
Employee benefits	49,769	45,666
Other non-financial liabilities	77,491	77,567
Total non-current liabilities	10,094,353	10,795,580

Total liabilities	16,040,451	17,304,687

Share capital	2,545,705	2,389,384
Retained earnings	695,054	795,303
Treasury Shares	(178)	(178)
Other reserves	2,322,676	2,054,312
Equity attributable to the parent company’s equity holders	5,563,257	5,238,821
Minority interest	83,495	87,638

Total net equity	5,646,752	5,326,459

Total liabilities and equity	21,687,203	22,631,146

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of June 30, 2014	As of June 30, 2013
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	6,443,037	6,281,216
Other cash receipts from operating activities	51,199	7,373

Payments for operating activities
Payments to suppliers for goods and services	(4,560,705)	(4,920,124)
Payments to and on behalf of employees	(1,247,868)	(1,250,371)
Other payments for operating activities	(251,847)	(18,213)

Interest Received	6,049	4,939
Income Taxes refunded (paid)	(49,969)	(47,493)
Other cash inflows (outflows)	4,721	46,381

Net cash flows from operating activities	394,617	103,708

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	370,396	70,371
Other payments to acquire equity or debt instruments of other entities	(299,259)	(129,717)
Amounts raised from sale of property, plant and equipment	510,484	154,799
Purchases of property, plant and equipment	(531,856)	(907,467)
Purchases of intangible assets	(23,784)	(13,408)
Payment from other long-term assets	—	14,386
Other cash inflows (outflows)	(12,853)	77,334
Net cash flows used in investing activities	13,128	(733,702)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	156,344	104,351
Payments to acquire shares from society	808	(148)
Amounts raised from long-term loans	278,833	1,147,107
Amounts raised from short-term loans	286,151	535,940
Loans repayment	(1,604,988)	(550,142)
Payments of finance lease liabilities	(193,970)	(240,279)
Dividends paid	(18,242)	(18,518)
Interest paid	(211,772)	(173,715)
Other cash inflows (outflows)	43,997	(33,810)

Net cash flows from (used in) financing activities	(1,262,839)	770,786

of exchange rate changes	(855,094)	140,792
Effects of variations in the exchange rate on cash and equivalents	(24,020)	(126)
Net increase (decrease) in cash and cash equivalents	(879,114)	140,666
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,984,903	650,263

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,105,789	790,929

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30,	As of December 31,
	2014	2013
Total Assets	21,687,203	22,631,146

Total Liabilities	16,040,451	17,304,687
Total Equity*	5,646,752	5,326,459

Total Liabilities and Shareholders equity	21,687,203	22,631,146

Net Debt
Current and long term portion of loans from financial institutions	6,500,400	7,446,617
Current and long term portion of obligations under capital leases	2,089,675	2,326,252
Other liabilities current and long term portion	57,740	57,997
Cash and cash equivalents	-1,695,990	-2,561,574

Total Net Debt	6,951,825	7,269,292

(*)	Note: Includes minority interest

Main Financial Ratios

	As of June 30	As of December 31,
	2014	2013
Cash and Equivalents as % of LTM revenues	13.1%	19.3%

Adjusted Gross Debt (US$ thousands)	12,168,374	12,918,405
Adjusted Gross Debt / EBITDAR (LTM)	5.8	6.1

Adjusted Net Debt (US$ thousands)	10,472,384	10,356,831
Adjusted Net Debt / EBITDAR (LTM)	5.0	4.9

Note: Adjusted debt considers aircraft leases x 7

LATAM Airlines Group S.A.

Consolidated Fleet

		As of June 30, 2014
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	7	0	7
Dash 8-Q400	1	0	1
Airbus A319-100	15	39	54
Airbus A320-200	64	95	159
Airbus A321-200	3	13	16
Airbus A330-200	5	8	13
Boeing 767-300	6	35	41
Airbus A340-300/500	3	2	5
Boeing 777-300 ER	6	4	10
Boeing 787-8/-9	3	3	6

TOTAL	113	199	312

Flota Carga
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15

TOTAL FLEET	118	209	327

Note: As of June 30, 2014, 2 aircraft were grounded as a result of sale or redelivery processes (1 A319 and 1 B767).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2014	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM